Exhibit 99.10 • Xxx • Xxx North America Sales Zean Nielsen

35/90: SOUND GAME PLANS PAIRED WITH SOUND EXECUTION The role of my organization is to run a more effective field force, in a more complex market place, with more localized game plans. To address this reality, and increase traction with our market model, we are: 1. Introducing a framework that allows us to plan, manage and monitor progress (TOED) 2. Building a centralized sales ops capability to better leverage our field resources 3. Re-calibrating field resources in a dynamic way that is consistent with future growth opportunities and allows us to defend our base These initiatives will accelerate our ability to: • Service & support current customers • Grow through our channel partners • Grow with current user base by expanding both product usage and geographical spread • Execute new product and market initiates downstream in market • Run market development programs in vinyl standard markets at an accelerated pace PAGE 2

A STRUCTURED FRAME WORK AND SYSTEMATIC APPROACH TARGET ORGANIZE ENABLE Identify the potential and how to get Align the sales force around Set up the sales force for success and to 35/90 – i.e. where & who to target potential and reward the right long arm them with the right Training, first term behavior Value Props and Sales Tools DRIVE Ensure a culture that goes after and gets the potential, paired with systems that monitor progress and performance PAGE 3

TARGET : FROM GAME PLAN DESIGN TO SALES EXECUTION Resource Value Sales planning (HC) to Competency, Performance Geographical and Org Structure Compensation Target segments Propositions to motions/level of reach training and local KPI’s, funnel Segment Market and Roles and total unlock target effort to convert aspirational management metric and sales 35/90 Coverage model descriptions rewards potential (HS vs LS) targets. How to structure goals assign accounts TARGET ORGANIZE ENABLE DRIVE PAGE 4

SNAPSHOT OF PROGRAMS AND INITIATIVES TARGET ORGANIZE ENABLE Identify the potential Better align the sales force to both Enable field sales success defend and grow Break down of priority markets within From analog to digital --- CRM & SFDC. 35/90 with P&S Re-organized High S, Low S and Interiors Launch SME portal around game plans (March 2018) Feeding the funnel via advanced Tune up value propositions and color+ targeting from HQ and HAT Team: Upgrade current resources to future programs to win against lower value against: state needs hard siding substitutes and Vinyl Lower value hard siding substitutes Build centralized Sales Ops Inside Sales, Lead generation capabilities to better leverage field Vinyl, all markets resources: Upgrade MF desk bid pricing and lead handling processes Staffed up, strengthening bench, up leveling skillsets DRIVE Ensure a culture that goes after and gets the potential Ladder / Funnel management /leakage detection programs Wide Scale ASM and KAM development/coaching program Reduce variability via enhanced training efforts Analog to Digital push – connecting our systems (SAP, CRM, SDFC, APO, Tactical Pricing) to gain, speed & visibility in decision making and programs PAGE 5

ORGANIZE / ENABLE : ESTABLISHMENT OF SALES OPERATIONS As we connect processes and IT systems, Basic Ops functions will develop from efficiency necessities to strategic Sales Ops drivers Strategic / Game Plan Commercial Ops focused Sales Ops focused on Basic Ops Ops focused on Sales on execution sales Enablement intelligence Game Plan & Strategic Insights Predictive E-Campaigns Analytics Order and Funnel Advanced Training Pricing Desk 2.0 Management KAM/Install etc. Key Performance Trade Marketing District planning Indicator Sales Tools programs (CAP Reporting etc.) Sales Analytics & Outbound Inside Compensation Sales Targets EDW / IT systems Sales Support Sales PAGE 6

FROM LOCAL TO CENTRALIZED MARKET ANALYTICS WITH ADVANCED AND INTEGRATED SELLING AND REPORTING TOOLS PAGE 7

ENABLE : VINYL EXAMPLE THROUGH SIMPLE SALES TOOLS AND PROGRAMS A market development transaction is a more sophisticated and consultative sale Sales enabling tool includes architectural renderings and positioning affordable design options to help change perception PAGE 8

ORGANIZE : MARKET OPPORTUNITIES ARE REGIONAL IN NATURE Current State Current resource allocation aligned with the 90 vs the 35 ToM OSB ASPY Future ToM State ASPY Game plan and Geography- OSB based territory alignments with balanced focus on market development, defend/AMA, sales CFC & hard siding volume, optimized travel time and workload. We need to service both the 35 and the 90 PAGE 9

DRIVE : SALES OPS AND SALES MANAGEMENT WILL HELP TO ENSURE FOCUS ON THE RIGHT GAME PLANS & EXECUTION Growth Against Market Index Growth Against Lower Growing Against Vinyl? Value Alternatives? Yes No Yes No Execute current Gap Analysis Design Execute current Gap Analysis Design game plan & hold or Execution game plan & hold or Execution Real time RYG reporting with weekly sales calls to ensure implementation PAGE 10

• Xxx • Xxx PRODUCTIVITY

DRIVE : REDUCING VARIBILITY AND DRIVE PRODUCTIVITY PER HEAD Productivity per head ‘Org optimization’ • Align rep specialists to market opportunity for optimized ‘Tuning the machine’ efficiency and returns • Benchmarking peer groups • Coaching the gaps Sales Rep performance Rep Sales ‘Pace of Play’ lift potential Current Rep variability Continuous improvement focus PAGE 12

• Xxx • Xxx BUILDER TYPE SEGMENATION: NATIONAL ACCOUNTS

BUILDER TYPE SEGMENTATION: IN SFNC ALL BUILDERS ARE NOT THE SAME, BUT ALL ARE IMPORTANT IN 35/90 States JH regions Strategic accounts Key accounts National 3 Large Regional – Large National Regional Small Impact Regional Local Micro 0 5 50 200 650 Closings PAGE 14 14

• Xxx • Xxx SUMMARY

WE WIN BY PUTTING IT ALL TOGETHER AND EXECUTING THE STRATEGIES WELL TUNED UP APPROACH MANAGE VARIABILITY RE-ESTABLISH HIGH- PERFORMING ORG • JH T.O.E.D MODEL • Sales effectiveness through analytics • Re-organized sales org into • Discipline in execution & game plan vs traditional High S targeting by feeding the funnel • Manage variability by and Low S territories with high quality leads benchmarking reps • Establishing Sales ops, Inside • “Defend” the base via • Target and manage who we call Sales and sales analytics KAM’s/Sam’s on and when • Structured to Win: by right • Localized & systematic approach • Simplified and standardized people, right roles, right geo’s / replicate “good” via Sales processes Ladders • Train for tomorrow’s needs • 360 degree view of the • Quantifying leakage via sell thru, customer to better service them • Beefing up hard hitting CAP membership and rebate thus increasing organic growth marketing programs - “No Wood data of each account and limit Is Good” leakage. • Renewed focus on Interiors and • Stability in sales leadership product roadmap • Improved value props PAGE 16

• Xxx • Xxx Q&A